December 26, 2024

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 6, 2024
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed December 6, 2024 Risk Factors
We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock..., page 28

1. Your response letter dated September 23, 2024 indicates that the size of the resale offering was determined in part "with a purpose of creating sufficient public float for market liquidity" and that the resale shares are exempt from lock-up arrangements
       to "be counted towards the Company   s public float and allow the
Company to satisfy
       the initial listing requirements of the Nasdaq Capital Market." Supplement this risk
 December 26, 2024
Page 2

      factor to explain that the resale offering is in part orchestrated to help you meet listing standards and address the potential impact it may have on your listing status moving forward. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.
Business, page 54

2. Please update your disclosure where appropriate throughout this section to reflect the passage of time. For example, we note that the "decrease in MCN revenue for the year ended December 31, 2023" appears to be a trend that has continued during 2024. We also note disclosure that you "expect to generate revenue in this [sports marketing]
      vertical in 2024" and that your "vision is to operate a region-wide advertising platform in multiple SEA countries, including Thailand, Vietnam, Indonesia, Philippines,
      Singapore, and Malaysia, by the end of 2024." Revise to indicate the current status of these plans and strategies.
General

3. We note your response to prior comment 1. Supplement your discussion of the background of the convertible note offering, including at pages ii, 4, 36, and 87, so that the information provided in such response is included within the prospectus itself.
      For example, we note that your disclosure regarding the note offering does not explain that binding term sheets were entered into by the selling stockholders prior to the execution of related securities purchase agreements. Disclose, if true, that the selling stockholders committed to purchase the notes pursuant to term sheets dated July 1,
      2024, and August 12, 2024, and more fully explain when and why the term sheets and/or securities purchase agreements with certain investors (e.g., the four individuals and Grit Securities Limited) were terminated. Disclose the change in conversion price contemplated by the term sheets. Ensure that this additional information is provided within the "Selling Stockholders" section of the resale prospectus beginning at page Alt-3 as well. Additionally, file the executed term sheets with the selling stockholders as exhibits to the registration statement. In this regard, we note that the term sheet with Grit Multi-Strategies Investment Company Limited included within Exhibit A to your response letter dated December 6, 2024 appears to have the incorrect signature page.
        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Ted Paraskevas, Esq.